UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 31, 2025, Shenzhen Qianhai Jisen Information Technology Co., Ltd. (“Jisen”), a wholly owned subsidiary of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”) entered into a Technology Consulting Service Agreement (“Puda Agreement”) with Beijing Puda Education Technology Co., Ltd. (“Puda”), pursuant to which Jisen will provide professional skill training classes and support to Puda’s employees, design training programs based on the skill and career development needs of the employees and Puda, provide advices on use of education technology products, provide vocational education related consulting services and maintenance of educational training materials and equipment for Puda. The term of the Puda Agreement is from April 1, 2025 to March 31, 2026 and the total consulting service fee is RMB 5.2 million (approximately $707,482) including taxes, of which RMB 2.08 million (approximately $282,993) should be paid before September 30, 2025 and the remaining RMB 3.12 million (approximately $424,489) should be paid before March 31, 2026.

On March 31, 2025, Shenzhen Qianhai Jisen Information Technology Co., Ltd. entered into a Technology Service Agreement (“Prepshine Agreement”) with Prepshine Holdings Co., Limited (“Prepshine”), pursuant to which Jisen will provide technology development and consulting services to Prepshine, including data system technology development services and technology consulting services for optimizing information technology decision-making plan, risk control strategies and information comparison needs. The term of the Prepshine Agreement is from April 1, 2025 to March 31, 2026 and the consulting service fee is RMB 10 million (approximately $1.36 million) including taxes, of which RMB 4 million (approximately $544,218) should be paid before September 30, 2025 and the remaining RMB 6 million (approximately $816,327) should be paid before March 31, 2026.

On April 2, 2025, the Board of Directors of the Company approved to move its principal executive offices from Floor 4, Building l, No. 3ll, Yanxin Road, Huishan District, Wuxi, Jiangsu Province, PRC 214000 to 7th Floor, West Lobby, Building 7B, Shenzhen Bay Science and Technology Ecological Park, Nanshan District, Shenzhen, Guangdong Province, PRC 518000 as the Company currently conducts its business primarily through Shenzhen Qianhai Jisen Information Technology Ltd., a wholly owned subsidiary of the Company, located in Shenzhen China. The Company’s main phone number is also changed to 86- 0755 26652763.

The foregoing description is merely a summary of the Puda Agreement and Prepshine Agreement (“Agreements”) and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreements, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2 and are incorporated by reference herein.

Exhibits Index

Exhibit No.	Description
10.1	Technology Consulting Service Agreement between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Beijing Puda Education Technology Co., Ltd. dated March 31, 2025.
10.2	Technology Service Agreement between Shenzhen Qianhai Jisen Information Technology Co., Ltd. and Prepshine Holdings Co., Limited dated March 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: April 4, 2025